UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

KingsCrowd, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11497

Delaware	82-3708101
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

855 Boylston Street, Suite 1000, Boston MA 02116

(Full mailing address of principal executive offices)

(914) 826-4520

(Issuer’s telephone number, including area code)

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this report. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this report.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward- looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this disclosure. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto for the period ended June 30, 2022.

Overview

In this report, we may refer to KingsCrowd, Inc., a Delaware corporation, as “we,” “us,” the “Company,” or by similar terms.

Our mission is to provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets. The online private markets are comprised of securities offerings made pursuant to Regulation CF (“Reg CF”), Rule 506(c) of Regulation D (“Rule 506(c)”), and Regulation A (“Reg A”), which are exemptions from the registration requirements of the Securities Act, and are not public offerings of securities. Rule 506(c) and Reg A permit issuers to broadly solicit and generally advertise an offering, subject to certain conditions, which provides them with access to a wider audience of investors than previously had been permitted under SEC rules. Reg CF offerings are required to be offered and sold through an online platform operated by an SEC registered intermediary or broker dealer. In addition, Reg A and Reg CF offerings may be made to non-accredited investors, subject to investment limitations, which expands the universe of potential investors and makes investing in start-up and early-stage companies available to the general public.

We collect more than 500 data points on each deal for which we provide information, organize the information in logical and manageable segments, provide analytical tools that permit investors to evaluate that information and analyze business metrics integral to making an investment decision. We then compare all companies that are actively raising capital to each other in every data point we collect via our proprietary rating algorithm (an algorithm is a set of instructions devised to solve a class of problems or to perform a computation) and rank each company and the securities being offered based on collected data, and convert the ranking into a score. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the company, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the company in a specific funding round.

As of June 1, 2021, we covered all Reg CF deals available to the market, approximately 60% of Reg A offerings and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals.

At the end of 2021, we had over 400,000 subscribers, and revenues of approximately $497,000. At the end of June 2021, we had over 400,000 subscribers and first half-year accrued revenues of $219,425, up from $118,725 in the first half of 2020.

We generate revenue from subscriptions to our research, analytics and ratings platform. Our tiered subscription-based model allows our customers to choose among four plans, including one free tier and three core plans to meet their needs. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.

During the six months ended June 30, 2022, we sold an aggregate of 2,747,096 shares of Class Common Stock for which we received proceeds of $2,797,096. As of June 30, 2022, we had sold a total of 4.001,181 shares of Class A common stock in our Regulation A offering, which was qualified by the SEC in August 2021, for aggregate consideration of $4,001,181.

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Discussion of Operating Results for the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

Balance Sheet Data

At June 30, 2022, we had total assets of $5,939,904, comprising $2,243,500 of current assets, consisting principally of $290,882 of cash and $1,917,604 of cash proceeds from the sale of stock in the Regulation A offering which had not been released from escrow at June 30, 2022, and $3,695,904 of non-current assets, which included property and equipment and intangible assets. At June 30, 2021, we had total assets of $1,342,538, comprising $1,037,177 of current assets, consisting principally of $136,525 of cash, $643,340 of cash proceeds from the sale of stock in the Regulation A offering which had not been released from escrow at June 30, 2021 and $230,991 of subscription receivables, and $305,361 of non-current assets, which included property and equipment and intangible assets.

Revenues

During the six months ended June 30, 2022, we generated revenue of $281,724 compared to revenue of $219,425 for the six months ended June 30, 2021. This increase in revenue was primarily the result of optimizing our subscription offerings and pricing based on customer feedback and the introduction of corresponding product enhancements and new data features offered to customers within these new subscription offerings.

Operating Expenses

During the six months ended June 30, 2022, the Company’s total operating expenses increased by 65% to $2,803,023 compared to $1,694,812 for the six months ended June 30, 2021. Operating expenses, which comprise expenditures relating to general, administrative and operating expenses, research and development, and sales and marketing, increased across all categories as we continued to deploy the proceeds we received from the Regulation A Offering. General, administrative and operations expenses, which comprise approximately 83% of our operating expenses, increased by approximately 87%, to $2,323,650, during the period ended June 30, 2022 as compared to the 2021 period, as we expend cash to support our growing personnel base. Approximately $700,726 of our operating expenses were attributable to the issuance of compensation we paid to our employees in Class A common stock, as compared to $535,792 of compensation expense incurred during the 2021 period.

Loss

We incurred a net loss from operations for the six months ended June 30, 2022 of $2,562,395 compared to a net loss of $1,499,269 for the six months ended June 30, 2020. The increase in net loss resulted from the increase in operating expenditures discussed above without a commensurate increase in revenue.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate cash sufficient to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, the availability of credit facilities, levels of accounts receivable and accounts payable and capital expenditures.

As of June 30, 2022, we had working capital of $1,287,320, consisting principally of cash and the proceeds from the sale of stock in the Regulation A offering which had not been released from escrow as of June 30, 2022, compared to working capital deficit of $73,703 at June 30, 2021.

Since our inception, we have financed our operations through the sale of equity securities, from third party loans and from internally generated revenue from operations. We expect to continue to receive proceeds from the sale of stock in our ongoing Regulation A offering. We also expect subscription revenue to continue to increase as we ramp up marketing expenditures and release new products, which we expect should increase our liquidity position. We will utilize additional cash that we receive from these sources as described under the heading “Use of Proceeds” set forth in the offering circular qualified by the SEC in August 2021 (File No. 024-11497; available at https://www.sec.gov/Archives/edgar/data/0001744757/000147793221005166/kings_253g1.htm.)

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Our primary requirements for liquidity and capital are to fund the development of new products, support the launch of new products, for sales and marketing initiatives in connection with our suite of products, adding staff and incurring costs associated with our staff, as well as for working capital to fund our general corporate needs. From time to time, we acquire assets that are intended to expand our subscriber base, which may include websites, social media accounts, domain names, newsletters, subscriptions and other digital assets. In the future, we may seek to enter into acquisitions that allow us to cover different classes of assets, such as real estate. Generally, we seek to fund asset acquisitions through the issuance of stock, though we may pay for acquisitions in cash in the future.

Our cash on hand and cash flow from operations will allow us to operate at current levels for the next ten to twelve months but will not be sufficient to fund all of our desired development and acquisition strategies or the cash required in connection with developing, launching, marketing and promoting our suite of products. We have been using the proceeds from the sale of shares in our ongoing Regulation A offering to fund these endeavors; however, we cannot be certain that we will realize sufficient proceeds from such offering for all such purposes. Therefore, our future operations may be dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities or through other financing mechanisms. However, increasing inflation and a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities and we might not be able to obtain additional financing on terms favorable to us, if at all. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our Class A common stock. The inability to obtain additional capital may restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we may have to curtail our marketing and development plans and possibly cease our operations.

Trend Information

The online private markets as a whole continue to grow. In 2022, growth has slowed as a result of the current economic environment, though it has remained resilient. More importantly, the underlying fundamentals of the market appear to be progressing nicely. For instance, we are seeing more overall deal flow with a rise in the number of companies raising capital via online private markets, we are seeing more venture backed companies raising capital from their communities and there are new marketplaces entering the space. Additionally, with new asset class coverage including Regulation A offerings, we have added hundreds of millions of dollars in new deal tracking. We are also launching new asset class ratings coverage, including debt offerings on regulation crowdfunding debt platforms. With enhanced asset coverage and a fast-growing market, our $50 per month or $500 per year subscription rate is increasingly becoming the favored subscription and our product offering is continuing to be enhanced to reduce long-term customer churn. Additionally, in 2022 we will seek to add more asset class coverage including IPO data, debt data and digital securities. This could lead to more customer demand from a broader pool of potential customers interested in this larger set of alternative investments. We also continue to assess potential acquisitions in key focus areas of our business as we gain market footing as a leading data provider in the space and are assessing new product lines with respect to which our customers demonstrate interest. To support these growth initiatives, we have continued to build our team putting further constraints on our capital in order to maximize our growth and customer reach at the expense of near-term profitability. We can state with certainty the impact that long-term inflation and other economic forces will have on the online private markets and our business and we continue to closely monitor these conditions.

Going Concern

The notes to our financial statements for the six months ended June 30, 2022 and the report of our independent registered public accounting firm on our financial statements for the year ended December 31, 2021 include an explanatory paragraph with respect to our ability to continue as a going concern. As reflected in the accompanying financial statements, the Company has a deficit accumulated of $8,708,941 as of June 30, 2022, and has incurred negative cash flows from operations for the six-month periods ended June 30, 2022 and 2021. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The accompanying financial statements do not include any adjustments that might arise because of this uncertainty.

The presence of the going concern explanatory paragraph suggests that we may not have sufficient liquidity, or minimum cash levels, to operate our business. Since our inception, we have incurred losses and anticipate that we will continue to incur losses until such time as our platform generates sufficient revenue to offset our expenses. We will continue to rely on the proceeds from the sale of stock in the Regulation A offering to fund our operations until we generate revenue sufficient to support existing operations and growth. We cannot assure you that we will be successful in our operational plans or that we ever will generate sufficient revenue. We cannot be sure that we will raise the capital we require under the Regulation A offering or that other sources of capital will be available on acceptable terms or at all. If adequate funds are not available on acceptable terms or at all, we may be unable to develop or enhance our services and products, take advantage of future opportunities, or respond to competitive pressures, any of which would have a material adverse effect on our business, prospects, financial condition, and results of operations.

OTHER INFORMATION

On February 25, 2022, we entered into an agreement with Technori, LLC to purchase assets consisting of websites, social media accounts, domain names, newsletter, subscriptions and all Technori’s digital assets for which we issued 1,500,000 shares of Class A common stock to Technori’s principal valued at $1.00 per share, offering price of the stock in our Regulation A offering.

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FINANCIAL STATEMENTS

FINANCIAL STATEMENTS (UNAUDITED) AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021:

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KINGSCROWD, INC.
BALANCE SHEETS (UNAUDITED)
As of June 30, 2022 and December 31, 2021

	June 30,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents	$290,882	$136,525
Subscription receivable	-	230,991
Escrow receivable	1,917,604	643,340
Deposit	14,514	9,321
Deferred offering costs	20,500	17,000
Total Current Assets	2,243,500	1,037,177

Non-Current Assets:
Property and equipment, net	5,973	5,806
Intangible assets, net	3,689,931	299,555
Total Non-Current Assets	3,695,904	305,361

TOTAL ASSETS	$5,939,404	$1,342,538

	June 30,	December 31,
	2022	2021
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$104,530	$72,182
Deferred revenue	266,814	354,435
Loans payable	222,523	238,828
Acquisition payable, current portion	346,618	384,048
Other current liabilities	15,695	61,387
Total Current Liabilities	956,180	1,110,880

Non-current Liabilities:
Acquisition payable, net of current portion	266,196	278,766
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	272,585	285,155

Total Liabilities	1,228,765	1,396,035

Stockholders' Equity/(Deficit):
Class A common stock, $0.0001 par value, 51,000,000 shares authorized, 43,161,892 and 35,083,420 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	4,318	3,510
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,562,959 and 12,683,313 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	1,256	1,268
Additional paid-in capital	13,414,006	6,088,271
Accumulated deficit	(8,708,941)	(6,146,546)
Total Stockholders' Equity/(Deficit)	4,710,639	(53,497)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$5,939,404	$1,342,538

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

-1-

KINGSCROWD, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2022 and 2021

	June 30
	2022	2021

Net revenues	$281,724	$219,425

Operating Expenses:
General, administrative, and operations	2,323,650	1,217,599
Research and development	334,896	350,771
Sales and marketing – customer list amortization	102,136	102,136
Sales and marketing	42,341	24,306
Total Operating Expenses	2,803,023	1,694,812

Loss from operations	(2,521,299)	(1,475,387)

Other Income/(Expense):
Interest expense	(42,387)	(24,757)
Others - net	1,291	875
Total Other Income/(Expense)	(41,096)	(23,882)

Provision for income taxes	-	-
Net loss	$(2,562,395)	$(1,499,269)

Weighted average common shares outstanding
-Basic and Diluted	53,165,252	41,986,772

Net loss per common share
-Basic and Diluted	$(0.05)	$(0.04)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

-2-

KINGS CROWD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT) (UNAUDITED)
For the six-month periods ended June 30, 2022 and 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity/
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance at December 31, 2021	35,083,420	$3,510	12,683,313	$1,268	$6,088,271	$(6,146,546)	$(53,497)
Issuance of common stock - Reg A	2,867,450	287	(120,354)	(12)	2,746,825	-	2,747,100
Issuance of common stock - Reg D	500,000	50	-	-	499,950	-	500,000
Issuance of common stock - advisors	394,633	39	-	-	109,234	-	109,273
Issuance of common stock - consultants	572,425	57	-	-	515,042	-	515,099
Issuance of common stock - employees	76,354	8	-	-	76,346	-	76,354
Issuance of common stock - asset purchase agreements	3,667,610	367	-	-	3,667,243	-	3,667,610
Offering costs	-	-	-	-	(288,905)	-	(288,905)
Net loss	-	-	-	-	-	(2,562,395)	(2,562,395)
Balance at June 30, 2022	43,161,892	$4,318	12,562,959	$1,256	$13,414,006	$(8,708,941)	$4,710,639

Balance at December 31, 2020	28,626,661	$2,863	12,719,151	$1,272	$1,686,255	$(1,861,546)	$(171,157)
Issuance of common stock - advisors	334,276	33	-	-	50,642	-	50,675
Issuance of common stock - consultants	612,495	61	-	-	477,764	-	477,825
Issuance of common stock - employees	7,292	1	-	-	7,291	-	7,292
Net loss	-	-	-	-	-	(1,499,269)	(1,499,269)
Balance at June 30, 2021	29,580,724	$2,958	12,719,151	$1,272	$2,221,952	$(3,360,815)	$(1,134,634)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

-3-

KINGS CROWD, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2022 and 2021

	June 30
	2022	2021
Cash flows from operating activities
Net loss	$(2,562,395)	$(1,499,269)
Adjustments to reconcile net loss to net cash used
in operating activities:
Customer list amortization	102,136	102,136
Depreciation and amortization	176,590	1,118
Stock-based compensation	700,726	535,792
Factoring fees	28,370	-
Changes in operating assets and liabilities:
(Increase)/Decrease in escrow receivable	5,924	-
(Increase)/Decrease in prepaid expense	-	(3,730)
(Increase)/Decrease in deposit	(5,193)	(5,046)
Increase/(Decrease) in accounts payable	32,350	21,341
Increase/(Decrease) in deferred revenue	(87,621)	(1,652)
Increase/(Decrease) in interest payable	-	21,332
Increase/(Decrease) in other current liabilities	(45,692)	25,784
Net cash used in operating activities	(1,654,805)	(802,194)

Cash flows from investing activities
Purchase of property and equipment	(1,659)	(4,040)
Purchase of website	(50,000)	-
Net cash used in investing activities	(51,659)	(4,040)

Cash flows from financing activities
Proceeds from loans	188,893	-
Repayments of loans	(233,568)	-
Proceeds from issuance of convertible notes	-	774,386
Proceeds from issuance of Class A common stock	1,966,910	-
Proceeds from warrant exercise	230,991	-
Offering costs	(292,405)	(3,000)
Net cash provided by financing activities	1,860,821	771,386

Net change in cash	154,357	(34,848)

Cash at beginning of period	136,525	518,674
Cash at end of period	$290,882	$483,826

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$14,017	$3,425
Cash paid for income tax	$-	$-

Supplemental disclosure of investing and financing activities:
Fair value of website asset acquired	$1,500,000	$-
Fair value of licensed intellectual property	$2,167,610	$-

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

-4-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

NOTE 1:  NATURE OF OPERATIONS

KingsCrowd, Inc. (the “Company”) is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts.  The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company.  On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together ﬁnancial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

•	Education - Providing expert editorial content in addition to “how-to" guides and tools.

•	Analytics - Offering standardized deal ratings and synthesized data analytics.

•	Research - Combining in-house market research with crowd-sourced research.

•	Recommendations - Providing "Top Deal” picks and access to expert network due diligence.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).  The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2022 and the statements of operations, stockholders’ equity/(deficit) and cash flows for the six-month periods ended June 30, 2022 and 2021 are unaudited.  The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2022 and the results of its operations and its cash flows for the six-month periods ended June 30, 2022 and 2021.  The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2022 and 2021 are also unaudited.  The results for the six-month periods ended June 30, 2022 are not necessarily indicative of results to be expected for the year ending December 31, 2022, any other interim periods, or any future year or period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

No assurance is provided.
-5-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.  The Company has not yet produced profits and also has unknown impacts from the ongoing COVID-19 pandemic.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability.  Financial instruments are considered Level    3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.  As of June 30, 2022 and December 31, 2021, the Company had cash of $4,290 and $0, respectively, in excess of federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company had $0 accounts receivable as of June 30, 2022 and December 31, 2021.

Subscription Receivable

The Company records share issuances at the effective date.  If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet.  When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity/(deficit) on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

No assurance is provided.
-6-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs.  Prior to the completion of an offering, offering costs are capitalized.  The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost.  Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company’s items of property and equipment and intangible assets for the six-month periods ended June 30, 2022 and 2021.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable.  When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.  If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets.  Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible asset was recognized for the six-month periods ended June 30, 2022 and 2021.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria.  The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

No assurance is provided.
-7-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues.  The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually.  Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).  The Company collects payments from customers in advance and therefore no accounts receivable is recognized.  However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period.  As of June 30, 2022 and December 31, 2021, $38,848 and $44,772 of revenues, respectively, were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services.  Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).  The Company has contract liabilities of $266,814 and $354,435 as of June 30, 2022 and December 31, 2021, respectively, recognized as deferred revenue in the balance sheets.

Advertising Costs

The Company expenses advertising costs as they are incurred.  Advertising expense for the six-month periods ended June 30, 2022 and 2021 totaled $23,591 and $8,681, respectively.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.  The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

No assurance is provided.
-8-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock.  Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price.  The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.  Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.  Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions.  The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.  The Company has determined that there are no material uncertain tax positions.  The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date.  Income from the Company was reported and taxed to the members on their individual tax returns.  Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.  The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.  Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.  As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each period.

Reclassifications of Prior Period Balances

Certain balances from the June 30, 2021 statement of operations were reclassified to conform to current period presentation.  There was no change in the Company’s net loss from these reclassifications.

No assurance is provided.
-9-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

NOTE 3:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,562,395 and $1,499,269 during the six-month periods ended June 30, 2022 and 2021, respectively, has an accumulated deficit of $8,708,941 as of June 30, 2022, and has incurred negative cash flows from operations for the six-month periods ended June 30, 2022 and 2021.  These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.  Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.  No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: NON-CURRENT ASSETS

As of June 30, 2022 and December 31, 2021, property and equipment and intangible assets consisted of the following:

	June 30, 2022
	Equipment	Software	Customer list	Website	License
Cost	$11,519	$2,961	$612,814	$1,550,000	$2,167,610
Less: Accumulated depreciation and amortization	(5,546)	(510)	(459,611)	(183,333)	-
Net Book Value	$5,973	$2,451	$153,203	$1,366,667	$2,167,610

	December 31, 2021
	Equipment	Software	Customer list	Website	License
Cost	$9,860	$2,961	$612,814	$50,000	$-
Less: Accumulated depreciation and amortization	(4,054)	(411)	(357,475)	(8,334)	-
Net Book Value	$5,806	$2,550	$255,339	$41,666	$-

Depreciation and amortization totaled $278,726 and $1,118 for the six-month periods ended June 30, 2022 and 2021, respectively.  The cost of fully depreciated assets still being used amounted to $1,742 as of both June 30, 2022 and December 31, 2021.

License

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019.  The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets.  When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021.  Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021.  As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement.  These shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share and the value was recorded as an indefinite-lived intangible asset.

See Note 5 for the discussion of customer list and website.

No assurance is provided.
-10-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

NOTE 5: ACQUISITION

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the “Seller”) in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement.  The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list.  The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction.  The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years.  Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimates that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase.  In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company has recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset.  The amortization was recorded as “sales and marketing – customer list amortization” operating expense in the statement of operations in the amount of $102,136 for both six-month periods ended June 30, 2022 and 2021.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000 paid on April 2022.  The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset.  The website asset is amortized over the three-year estimated useful life of the asset (see Note 4).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share.  The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value.  No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset.  The website asset is amortized over the three-year estimated useful life of the asset (see Note 4).

No assurance is provided.
-11-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

NOTE 6:  LOANS

In 2021 and 2022, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount.  Repayments are made monthly and the loans are secured by Company's assets under the agreements’ terms.  The Company received a total of $90,993 and $310,252 under such relationships and incurred fees of $16,058 and $48,711 during the six-month period ended June 30, 2022 and during the year ended December 31, 2021, all respectively.  The fees incurred were recorded as a discount to the loans and amortized to interest expense over the 12-month contract term.  The Company repaid a total of $206,246 and $82,958, including payment for fees amounting to $28,370 and $9,685, during the six-month period ended June 30, 2022 and during the year ended December 31, 2021, all respectively.  The balance due as of June 30, 2022 and December 31, 2021 was $150,096 and $236,979, respectively.

In January 2022, the Company obtained a loan from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.’s payment processing platform.  The Company received $97,900 and incurred a one-time fee of $9,887 which represents the total cost of the loan.  The repayment rate is 20% of daily merchant receivables withheld by Stripe, Inc. to repay the loan starting from January 2022 to July 2023.  The Company repaid a total of $37,209, including the one-time fee, during the six-month period ended June 30, 2022.  The one-time fee was recorded as interest expense in the statement of operations.  The balance outstanding as of June 30, 2022 was $72,427.

NOTE 7:  CONVERTIBLE NOTES PAYABLE

The Company issued convertible notes in the aggregate principal amount of $1,099,744 as of December 31, 2021.  The notes accrued simple interest at 5% per annum through the maturity date.  The notes were to mature on December 31, 2021, unless sooner converted into shares of the Company’s Class A common stock offered pursuant to the Company’s Regulation A offering.

On August 4, 2021, the Securities and Exchange Commission (“SEC”) qualified an offering by the Company of up to 15,000,000 shares of Class A common stock pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended.  This triggered the conversion of the then outstanding principal amounting to $1,099,744 and accrued interest amounting to $31,162 into 1,409,815 shares of Class A common stock at a conversion rate of $0.80 per share.

The Company incurred interest expense of $0 and $21,332 on these convertible notes for the six-month periods ended June 30, 2022 and 2021, respectively.

No assurance is provided.
-12-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

NOTE 8:  EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and proﬁt interests in the Company.  These units have been issued to the founding members and were attributed zero value in these ﬁnancial statements.  In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1.  All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit.  All shares and warrants reflected in these ﬁnancial statements are indicative of post-split ﬁgures and the par value of the issued shares was recorded with the offset to additional paid-in capital.  These financial statements present the effect of this conversion retroactively as if it occurred at the beginning of the periods presented.

As of June 30, 2022 and 2021, 12,562,959 and 12,719,151 shares of both Class A common stock and Class B common stock of the founders were issued and outstanding, and 0 and 953,936 shares of Class A common stock remained subject to vesting terms, all respectively.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company’s assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company’s securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	June 30
	2022	2021
Balance at beginning of period	12,011,248	7,881,498
Granted	427,857	2,210,000
Forfeited	-	-
Balance at end of period	12,439,105	10,091,498

*3,054,199 shares of Class A common stock issued in 2018 have been attributed zero value in these ﬁnancial statements; of such, 0 and 704,665 shares remained subject to vesting terms as of June 30, 2022 and 2021, respectively.  The remaining 119,891 shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date.  Of such, 0 and 9,991 shares remained subject to vesting terms as of June 30, 2022 and 2021, respectively.

No assurance is provided.
-13-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

During the six-month periods ended June 30, 2022 and 2021, 1,043,411 and 954,063 shares of Class A common stock were issued and vested and $700,726 and $535,792 were recorded as stock-based compensation expense in the statement of operations, all respectively.  As of June 30, 2022 and 2021, 3,334,382 and 4,222,013, shares of Class A common stock remained subject to vesting terms, respectively.

Regulation Crowdfunding Offering

In 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 1,512,002 shares of Class A common stock for gross proceeds of $139,899.  Of such, 1,378,095 shares of Class A common stock were issued for gross proceeds of $121,350 and 133,907 shares of Class A common stock were issued for gross proceeds of $18,549.

In 2019, the Company issued a total of 1,131,814 shares of Class A common stock for gross proceeds of $160,173.

In 2020, the Company raised gross proceeds of $867,733 for the issuance of 6,131,572 shares of Class A common stock.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A.  Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding (“Regulation A Offering”).  The shares being offered by one of the selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering.  During the six-month period ended June 30, 2022, the Company issued new shares of Class A common stock totaling 2,747,096 for gross proceeds of $2,747,100 at a price per share of $1.00 and the selling stockholders sold 120,354 shares of Class A common stock and 120,354 shares of Class B common stock.  120,354 shares of Class B common stock were reclassified to Class A common stock as a result of the transfer.  As of June 30, 2022, $1,878,756 were not yet closed out of escrow and therefore recorded as escrow receivable in the balance sheet.  During the year ended December 31, 2021, the Company issued new shares of Class A common stock totaling 1,097,893 for gross proceeds of 1,097,893 at a price per share of $1.00 and the selling stockholders sold 35,838 shares of Class A common stock and 35,838 shares of Class B common stock.  35,838 shares of Class B common stock were reclassified to Class A common stock as a result of the transfer.  As of December 31, 2021, $598,568 were not yet closed out of escrow and therefore recorded as escrow receivable in the balance sheet.

The Company also issued 500,000 and 75,000 shares of Class A common stock under a Regulation D offering for gross proceeds of $500,000 and $75,000 during the six-month period ended June 30, 2022 and year ended December 31, 2021, all respectively.

Warrant Exercise

As discussed in Note 9, the new warrant holders exercised the warrants in December 2021 to purchase a total of 1,406,980 shares of Class A common stock for total proceeds of $250,000.  As of June 30, 2022, $230,991 recorded as subscription receivable in December 31, 2021 balance sheet has been received by the Company.

Conversion of Convertible Notes Payable

As discussed in Note 7, the qualified financing was triggered in August 2021 and the then outstanding principal amounting to $1,099,744 and accrued interest amounting to $31,162 were converted into 1,409,815 shares of Class A common stock at a conversion rate of $0.80 per share.

Other Issuances

In 2018, the Company issued 1,148,756 shares of Class A common stock in conjunction with an asset purchase agreement.  These shares were valued at $162,517 and recognized as a contribution to equity.

In 2019, the Company issued 353,287 shares of Class A common stock to an investor for gross proceeds of $50,000.

In 2022, the Company issued 1,500,000 shares of Class A common stock in conjunction with the asset purchase agreement discussed in Note 5.  These shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date at $1.00 per share.

No assurance is provided.
-14-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

In addition, 2,167,610 shares of Class A common stock were issued in connection with the licensed intellectual property discussed in Note 4. The shares were attributed a fair value based on the active price of the Company’s shares of common stock at issuance date at $1.00 per share.

As of June 30, 2022 and 2021, 43,161,892 and 29,580,724 shares of Class A common stock and 12,562,959 and 12,719,151 shares of Class B common stock were issued and outstanding, all respectively.  Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders’ continued service to the Company, with the repurchase price set at the issuance price per share.  As of June 30, 2022 and December 31, 2021, 3,334,382 and 4,590,805 shares of Class A common stock were unvested and remained subject to the repurchase option, respectively.

NOTE 9:  WARRANTS

In connection with the license agreement discussed in Note 4, the Company issued 1,406,980 warrants in December 2019.  Each warrant entitled the holder to purchase one preferred unit of the Company at an exercise price of approximately $0.18 per unit up until December 2021.  The number of preferred units or warrant price would be adjusted in the event of any preferred unit dividend, splits or recapitalization of the Company.  If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members.  The Company did not issue any preferred unit in Kings Crowd, LLC prior to the corporate conversion.

The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $24,336, and recognized such to additional paid-in capital.

In 2021, the holder of the warrants transferred its rights to other entities (“new holders”).   The new holders exercised the warrants in December 2021 and purchased a total of 1,406,980 shares of Class A common stock for total proceeds of $250,000.  As of June 30, 2022, the Company has no outstanding warrants.

	June 30
	2022	2021
Outstanding - beginning of period	-	1,406,980
Granted	-	-
Exercised	-	-
Outstanding - end of period	-	1,406,980

NOTE 10:  RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years.  Early adoption is permitted.  The Company is continuing to evaluate the impact of this new standard on the financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party.  The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.  Early adoption of the update is permitted.  Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

No assurance is provided.
-15-

KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”).  ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment.  A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.  The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020.  For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.  The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”).  ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees.  The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options.  ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted.  The Company has adopted this standard effective January 1, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years.  The adoption of ASU 2018-13 did not have a material impact on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”).  ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset.  The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.  The adoption of ASU 2018-15 did not have a material impact on the Company’s financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements.  Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium.  As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt.  The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance.  The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year.  The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements.  As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

No assurance is provided.
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KINGSCROWD, INC. NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021

NOTE 11:  COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12:  SUBSEQUENT EVENTS

Regulation A Offering

Through the issuance of these financial statements, the Company raised gross proceeds of $158,351 through the issuance of 158,351 shares of Class A common stock, in the aggregate, at a price per share of $1.00 under the Regulation A offering.

Loans

In July 2022, the Company entered into short-term agreement with a non-bank entity under which future accounts receivable may be purchased for a discount.  Repayments are made monthly and the loans are secured by Company's assets under the agreement’s terms.  The Company received a total of $90,900 and incurred fees of $16,041.

Other Share Issuances

In July 2022, the Company granted a total of 108,000 restricted stock awards to an advisor and an employee which are subject to vesting terms of 1 and 48 months.  The Company also issued 50,000 shares of Class A common stock to an investor for gross proceeds of $50,000.

Management’s Evaluation

Management has evaluated subsequent events through September 15, 2022, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

No assurance is provided.
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EXHIBITS

Exhibit Number	Description	Location Reference
1.1	Second Amended and Restated Offering Listing Agreement between OpenDeal Broker LLC and the Company.	3
2.1	Plan of Conversion with respect to the conversion of KingsCrowd LLC into KingsCrowd, Inc. dated December 28, 2020.	1
2.2	Certificate of Incorporation of KingsCrowd, Inc.	1
2.3	Bylaws of KingsCrowd, Inc.	1
3.1	Securities Purchase Warrant issued by the Company to Newchip, Inc.	1
4.1	Form of Subscription Agreement	1
4.2	Form of Irrevocable Power of Attorney of Christopher Lustrino	2
4.3	Form of Irrevocable Power of Attorney of Nantascot LLC	2
5.1	Agreement between Nantascot LLC and the Company dated December 28, 2020.	1
5.2	Agreement between Netcapital Inc. and the Company dated December 28, 2020.	1
5.3	Stockholders Agreement between Nantascot LLC and Valuesetters LLC dated December 28, 2020.	1
5.4	Contract of Sale between Crowditz, LLC and the Company dated November 7, 2018.	1
5.5	License to Purchase Agreement between Newchip Inc. and the Company dated December 2, 2019	1
5.6	Assignment Agreement between Oxford Financial Publishing, LLC and the Company dated March 29, 2020	1
5.7	Transition Services Agreement between Oxford Financial Publishing, LLC and the Company dated April 3, 2020.	1
5.8	Form of Note Purchase Agreement and Convertible Promissory Note between the Company and certain investors during the period December 2020 through March 2021.	1
5.9	Employment Agreement between Venkatachalam Sankaranarayanan Jr. and the Company dated April 1, 2020.*	1
5.10	Employment Agreement between Andrew Gordon and the Company dated April 1, 2020.*	1
5.11	Consulting Agreement between Ahmad Takatkah and the Company dated January 13, 2020.	1
5.12	Consulting Agreement between Howard Schneider and the Company dated January 13, 2020.	1
5.13	Consulting Agreement between Sean O’Reilly and the Company dated June 6, 2018.	1
5.14	2020 KingsCrowd, Inc. Incentive Plan and award agreements thereunder.*	1
5.15	Lease Agreement between Regus Management Group, LLC and the Company for office space in San Francisco, California.	1
5.16	Asset Purchase Agreement between the Company and Technori, LLC dated February 25, 2022.	+
8.1	Escrow Agreement between Prime Trust, LLC and the Company dated 5, 2021.	1

____________

(1)	Incorporated by reference to exhibits filed with the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on March 31, 2021
(2)	Incorporated by reference to exhibits filed with Amendment Number. 1 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on June 4, 2021.
(3)	Incorporated by reference to exhibits filed with Amendment Number. 2 to the KingsCrowd, Inc. Regulation A Offering Statement on Form 1-A filed on July 2, 2021.
*	Indicates a management contract or any compensatory plan, contract or arrangement.
+	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):	KingsCrowd, Inc.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer

Date September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title):	/s/ Christopher Lustrino
Chris Lustrino, Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer

Date September 28, 2022

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